REPROS THERAPEUTICS, INC.

2408 Timberloch Place, Suite B-7

The Woodlands, Texas 77380

(281) 719-3400

July 25, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Repros Therapeutics Inc.

Registration Statement on Form S-3 (Registration No. 333-219408)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Repros Therapeutics Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-3 (File No. 333-219408), together with all exhibits thereto, filed on July 21, 2017 ( the “Registration Statement”).

In accordance with the discussion on July 25, 2017 between Justin W. Chairman of Morgan, Lewis & Bockius LLP, our outside counsel, and a member of the Commission staff, the Company is seeking withdrawal of the Registration Statement to avoid duplicate filings because the Company filed another Registration Statement on Form S-3 (File No. 333- 219428) on July 24, 2017 to register the same securities.

The Company confirms that the Registration Statement has not been declared effective and confirms that no securities of the Company were sold under the Registration Statement.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at the above-mentioned address, with a copy to Justin W. Chairman, Morgan, Lewis & Bockius LLP, 1701 Market Street, Philadelphia, PA 19103.

If you have any questions with respect to this matter, please contact Mr. Chairman at (215) 963-5061.

Sincerely,

REPROS THERAPEUTICS INC.

By:	/s/ Kathi Anderson
Name:	Kathi Anderson
Title:	Chief Financial Officer